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03053324

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8- ~~05391~~

8- 16081

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gaines Financial Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1919 North Belt East
(No. and Street)

Belleville, IL 62221
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gaines Smith (618)233-7509
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hamann, Harold E.
(Name – *if individual, state last, first, middle name*)

1001 Sherman Street, Belleville, IL 62221
(Address) (City) (State) (Zip Code)



SEC MAIL PROCESSING
RECEIVED
MAY 21 2003
WASH. D.C.
181
SECTION

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gaines B. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gaines Financial Corporation, as of March 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public



"OFFICIAL SEAL"
MOLLY M. WATKINS
NOTARY PUBLIC · STATE OF ILLINOIS
My Commission Expires 4/26/06

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX

GAINES FINANCIAL CORPORATION
BELLEVILLE, ILLINOIS
BALANCE SHEETS

	March 31, 2003		March 31, 2002	
ASSETS				
Cash in Bank	$ 100		$ 100	
Cash in Savings	4,900		4,900	
Deposit	1,000		1,000	
Total Assets		$ 6,000		$ 6,000
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities	$ -			$ -
Shareholders' Equity				
Common Stock				
Authorized, issued and outstanding 150 shares without par value	6,000		6,000	
Retained Earnings	-		-	
Total Shareholder's Equity		6,000		6,000
Total Liabilities and Shareholders Equity		$ 6,000		$ 6,000

The appended notes are an integral part of these financial statements.

GAINES FINANCIAL CORPORATION
BELLEVILLE, ILLINOIS
STATEMENTS OF INCOME AND RETAINED EARNINGS

	For the Years Ended			
	March 31, 2003		March 31, 2002	
Income				
Commissions received		$ 50,463		$ 93,538
Expenses				
Commissions paid	$ 47,592		$ 88,503	
Legal and Accounting fees	225		225	
Dues and Subscriptions	215		1,178	
Licenses and taxes	455		515	
Office supplies	2,070		1,732	
Medical expenses	-		1,531	
Total Expenses		50,557		93,684
		(94)		(146)
Other Income				
Interest received and Miscellaneous Income received		94		146
Net Profit for the Period		-		-
Retained Earnings, Beginning of Period		-		-
Retained Earnings, End of Period		$ -		$ -

The appended notes are an integral part of these financial statements.

GAINES FINANCIAL CORPORATION
BELLEVILLE, ILLINOIS
STATEMENTS OF CASH FLOWS

	For the Years Ended March 31	
	2003	2002
Cash Flows from Operating Activities:		
Cash received from customers	$ 50,463	$ 93,538
Cash expenditures	(50,557)	(93,684)
Interest and Miscellaneous Income Received	94	146
Net Cash Flows from Operating Activities	-	-
Net Increase in Cash	-	-
Cash at Beginning of Year	6,000	6,000
Cash at End of Year	$ 6,000	$ 6,000

The appended notes are an integral part of these financial statements.

GAINES FINANCIAL CORPORATION
BELLEVILLE, ILLINOIS
COMPUTATION OF NET CAPITAL

	Common Stock	Retained Earnings	Total Capital
Balance, April 1, 2002	$ 6,000	$ -	$ 6,000
Increase (Decrease)	-	-	-
Balance, March 31, 2003	$ 6,000	$ -	$ 6,000

The appended notes are an integral part of these financial statements.

GAINES FINANCIAL CORPORATION
BELLEVILLE, ILLINOIS
NOTES TO FINANCIAL STATEMENTS

NOTE 1: Summary of Significant Accounting Policies:

The books and records are maintained on the accrual basis of accounting.

NOTE 2: The cash in savings, which is a passbook account, earns interest at the rate of 1.25% per annum.

NOTE 3: Computation of Net Capital:

The only equity of the corporation is $6,000 of authorized, issued and outstanding common stock.

NOTE 4: No material differences existed in my reconciliation of net capital.

NOTE 5: There are no material inadequacies in the company's internal accounting controls.

NOTE 6: The company is in compliance with the exemptive provisions of SEC rule 15c3-3 as of the audit date and no facts came to my attention indicating that such condition had not been complied with since the last audit.